Exhibit 99.1

Sinovac Reports Fourth Quarter and Full Year 2010 Financial Results

– Conference call scheduled for Thursday, March 31, 2011 at 8:00 AM EDT –

Beijing – March 31, 2011 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its fourth quarter and full year financial results periods ended December 31, 2010.

Business Highlights

●
In March 2011, Sinovac reported positive preliminary Phase I clinical trial results in adults for its proprietary EV71 inactivated vaccine against hand, foot and mouth disease.  Sinovac received approval from China’s SFDA (State Food and Drug Administration) to commence the EV71 study on December 23, 2010 and initiated the Phase I clinical trial on December 30, 2010.  Sinovac completed enrollment, inoculations and safety observation in the adult group of 36 healthy volunteers in two months. The preliminary Phase I results for the EV71 vaccine in adults showed a good safety profile and preliminary immunogenicity profile. Sinovac subsequently initiated the inoculations in the young children and infant groups. The Company expects to announce the results in the coming months.

●
In March 2011, Sinovac submitted the application to the SFDA to commence clinical trials for its 13-valent pneumococcal conjugate vaccine (PCV).  Sinovac is aiming to develop an affordable PCV vaccine to reach the estimated 34 million infants under the age of two in China and to pursue international opportunities as the SFDA vaccine regulatory system passed the WHO’s evaluation.

●
In January 2011, Sinovac filed the applications to the SFDA to commence clinical trials for its proprietary 23-valent and 24-valent pneumococcal polysaccharides vaccines (PPV).  Sinovac has expanded its R&D capabilities to include both bacterial and virus vaccines with the submission of the first application for a bacterial vaccine.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “Vaccine demand in China is beginning to recover after being impacted by external factors in 2010. We have refocused our sales strategy in 2011 to strengthen our public market presence and to maintain our market share in the private market. We have reorganized the sales team and implemented a special task force focusing on the EPI sales.

Dr. Yin continued, “We are implementing an expanded R&D strategy by strengthening our R&D capabilities to include both virus and bacterial vaccines and by focusing on the development of both generic and novel vaccines. We commenced Phase I clinical trial for our proprietary EV71 vaccine soon after obtaining the approval from SFDA. In just three months, we completed the Phase I clinical trial in the adult group with positive results. In early 2011, we filed applications to commence clinical trials for our two pneumococcal polysaccharides vaccine candidates and our 13-valent pneumococcal conjugate vaccine candidate, representing our entry into bacterial vaccine development. We have several vaccine candidates in our pipeline, which represents a solid foundation for further development.”

Dr. Yin concluded, “Meanwhile, we are continuing the expansion of our manufacturing capabilities with the construction at our Changping facility.  A filling and packaging line with WHO-GMP standard will be built in our Changping site, along with a EV71 vaccine production line and other supporting infrastructures.”

Mr. Jacob Ho, Chief Financial Officer, stated, “Our full year 2010 sales were in line with the adjusted range we provided in early January.  As we discussed at that time, the challenging external market contributed to weak market demand in 2010 for our hepatitis A and seasonal influenza vaccines. However, we have sufficient financial resources to fund the developments for our pipeline vaccine candidates and to expand our manufacturing capacity, which will contribute to our future growth”

Financial Review for Fourth Quarter Ended December 31, 2010

Sales for the fourth quarter 2010 were $9.1 million, down 4.3% from $9.6 million in the third quarter 2010 and down 74.8% from $36.4 million for the fourth quarter of 2009.  Excluding sales of H1N1 vaccines, adjusted sales for the fourth quarter 2010 and 2009 were $6.5 million and $8.3 million respectively, which yielded a 21.4% decline in quarterly sales when comparing 2010 to 2009.  The fourth quarter 2010 sales were impacted in part by the continuing weakness in the vaccine market in China following the negative external factors.

Sinovac’s sales breakdown by product was as follows.

	Three months ended December
	2010	2009
Sales
Inactive hepatitis vaccines	$2,007,117	$6,365,541
Influenza vaccines	7,134,463	$30,022,530
Total	$9,141,580	$36,388,071

Sales of the Panflu.1 (H1N1) vaccine represented 29% of total sales for the three months ended December 31, 2010. The H1N1 vaccine was sold to the Chinese government in accordance with the government purchase program.

The Company’s cost of sales exceeded revenues in the fourth quarter of 2010 by $1.88 million with a negative gross margin of 20.6%, compared to a gross profit of $25.2 million and a gross margin of 69.3% for the same period of 2009.  The Company recorded a $6.6 million inventory write down and inventory provision in cost of sales in the fourth quarter 2010 to reflect primarily the expiration of 3.95 million doses of the influenza vaccine that were not sold in 2010 and took an inventory provision for total 1.1 million doses of hepatitis A and hepatitis A&B vaccines. The gross margin for the fourth quarter of 2010 decreased due to the inventory write-down recorded in cost of sales, lower production volume of hepatitis vaccines that contributed to higher unit cost and different product mix in the current quarter.  After deducting depreciation of land use rights, amortization of licenses, permits, the gross margin was negative 23.2% and 69.0% for the fourth quarter of 2010 and 2009 respectively. The inventory write-down and provision included in the cost of sales reduced the gross margin by 71.8% and 1.6% for the fourth quarter of 2010 and 2009, respectively. The amortization of H5N1 license was $149,000 and the royalty payment included in the cost of goods sold for recognizing H5N1 vaccine revenue was $214,000.

Selling, general and administrative expenses for the fourth quarter 2010 were $9.1 million, compared to $6.3 million in the same period of 2009. SG&A expenses as a percentage of fourth quarter 2010 sales were 99%, compared to 17.4 % during the fourth quarter of the prior year.  The higher SG&A expenses as a percentage of revenue resulted from the additional G&A expenses associated with the Dalian joint venture that was 30%-owned for most of 2010, the 100%-owned research and development Company, and a bad debt provision of $1.92 million.

Net research and development expenses for the fourth quarter 2010 were $3.4 million, compared to $1.7 million in the same period of 2009. The increased R&D expenses in the fourth quarter of 2010 were primarily related to the continued development of 10 vaccines, including EV71 vaccine, pneumococcal conjugated vaccine, and rabies vaccines for human and animals, along with the mumps vaccine that is currently under development at Sinovac Dalian.

Depreciation of property, plant and equipment and amortization of license and permits for the fourth quarter of 2010 were $525,000, compared to $181,000 for the same period of last year.  The change compared to 2009 was primarily attributable to the Sinovac Dalian assets acquired in January 2010 and Changping facility acquired in February 2010.

Total operating expenses for the fourth quarter of 2010 were $13.0 million, compared to $8.2 million in the comparative period in 2009.

The operating loss for the three months ended December 31, 2010 was $14.9 million, compared to net income of $17.1 million for the same period of the prior year.  The operating loss in the fourth quarter of 2010 was primarily attributable to the lower sales, the inventory provision, increased administrative expenses from Sinovac Dalian, and higher R&D expenses.

Net loss for the fourth quarter of 2010 included $475,000 of interest and financing expenses, $1.4 million of interest and other income, and $1.5 million of income tax recovery. Net income for the same period of 2009 included $37,000 of interest and financing income, $1.1 million of interest and other income, and $4.7 million of income tax expenses. Net loss attributable to shareholders for fourth quarter of 2010 was $8.9 million, or $0.17 per diluted share, as compared to net income attributable to shareholders of $8.9 million, or $0.21 per diluted share, in the same period of 2009.

As of December 31, 2010, Sinovac’s cash and cash equivalents totaled $101.6 million, compared to $75.0 million as of December 31, 2009.

Financial Review for Twelve-Month Period Ended December 31, 2010

Sales for the full year 2010 were $33.4 million, down 60.3% from $84.2 million for the full year 2009.  Excluding one-time sales to the Ministry of Health and H1N1 vaccine sales, adjusted sales for the full year 2010 and 2009 were $26.2 million and $42.4 million respectively, which yielded a 38.2% decline in full year sales when comparing 2010 to 2009.  The lower sales in 2010 were primarily attributable to adverse impact of the negative external factors on the domestic vaccine market and the absence of government purchases of hepatitis A vaccine in the current year for disease control in the flood region and lower H1N1 vaccine sales.

Sinovac’s sales breakdown by product class was as follows.

	Twelve months ended December 31
	2010	2009
Sales
Inactivated hepatitis vaccines	$16,200,844	$39,242,901
Influenza vaccines	17,200,582	44,954,281
Total	$33,401,426	$84,197,182

Sales of the Panflu.1 (H1N1) vaccine represented 21.5% of total sales for the twelve months ended December 31, 2010, as compared to 35.3% in 2009. The H1N1 vaccine was sold to the Chinese government in accordance with the government purchase program.

Gross profit for the full year 2010 was $16.7 million, with a gross margin of 50.0%, compared to $64.1 million, with a gross margin of 76.2%, for the same period of 2009.  The Company recorded a $6.8 million inventory write down in cost of sales in 2010 to reflect primarily the expiration of 3.95 million doses of the influenza vaccine that were not sold in 2010 and inventory provision for total 1.1 million doses of hepatitis A and hepatitis A&B vaccines.  The gross margin for 2010 decreased due to different product mix in the current year and the inventory write-down recorded in cost of sales.  After deducting depreciation of land use rights, amortization of licenses, permits, the gross profit was 48.3% and 75.7% for 2010 and 2009, respectively. The inventory write down included in the cost of sales reduced the gross profit margin by 20.4% and 0.7% for 2010 and 2009, respectively. The amortization of H5N1 license was $149,000 and the royalty payment included in the cost of goods sold for recognizing H5N1 vaccine revenue was $214,000.

Selling, general and administrative expenses for the full year 2010 were $20.7 million, compared to $18.2 million in 2009. SG&A expenses as a percentage of full 2010 sales were 61.9%, compared to 21.6% for the same period of the prior year. The higher SG&A expenses as a percentage of revenue resulted from the additional G&A expenses associated with the Dalian joint venture that was 30%-owned for most of 2010 and a bad debt provision of $1.92 million, partly offsetting the lower selling costs associated with the 2010 revenues.

Net research and development expenses for 2010 were $8.6 million, compared to $4.4 million in 2009. The increased R&D expenses in the full year 2010 were primarily related to the continued development of 10 programs including EV71 vaccine, pneumococcal conjugated vaccine, rabies vaccines for human and animals, along with the mumps vaccine, which is currently under development at Sinovac Dalian.

Depreciation of property, plant and equipment and amortization of license and permits for 2010 were $1.4 million, compared to $693,000 for the same period of last year.  The increase was primarily attributable to the investment on Sinovac Dalian and the purchase of Changping facilities.

Total operating expenses for the full year 2010 were $30.7 million, compared to $23.3 million in 2009.

The operating loss for the twelve months ended December 31, 2010 was $14.9 million, compared to operating income of $40.9 million for the same period of the prior year.  The lower operating income in 2010 was primarily attributable to the reduced sales, higher R&D expenses, the inventory write down and provision, and increased administrative expenses from Sinovac Dalian.

Net income for the twelve-month period of 2010 included $1.2 million of interest and financing expenses, $1.9 million of interest income and other income and $704,000 of income tax recovery. Net income for the same period of 2009 included $534,000 of interest and financing expenses, $1.2 million of interest income and other income, and $11.1 million of income tax expenses. Net loss attributable to shareholders for full year 2010 was $8.5 million, or $0.16 per diluted share, compared to net income of $20.0 million, or $0.46 per diluted share, in the same period of 2009.

Capacity Expansion

Construction is underway at the Changping facility, which will house a new filling and packaging line with WHO GMP standard, the production line for EV71 vaccine, and other supporting infrastructures. The Company completed construction of the cold storage facility, which was put into use by year-end. The concept design for the new filling and packaging line has been completed and currently the construction drawings are being revised.

The construction of animal rabies vaccine production line in Tangshan has been completed. The facility recently passed the first site inspection which was conducted under the non-production situation by Ministry of Agriculture. The pilot production for animal rabies vaccine has been commenced.

Management Changes

Mr. Ming Xia was promoted to Vice President of Sales and Marketing in March 2011.  Mr. Ming Xia has over 15 years’ experience in vaccine sales and marketing in China.  He joined Sinovac in 2002 and has served as Regional Sales Manager, National Sales Manager and Sales Director at Sinovac. Mr. Xia obtained his bachelor degrees in Biochemistry at Anhui University and in International Trade at Shanghai Institute of Foreign Trade. Mr. Xia has made significant contributions to the Company’s sales revenue growth in previous years with outstanding leadership and performance results. He kept his top record of generating sales revenue for many years after joining Sinovac. He is a leader with creativities who developed the sales strategy of our existing products; and who organized the reform on sales strategy to meet the change of the market situation. Mr. Changjun Fu, who previously served as the Company’s Vice President of Sales and Marketing, resigned from the Company for personal reasons.

Mr. Jacob Ho was named Chief Financial Officer in March 2011, after joining Sinovac as the Acting Chief Financial Officer in September 2010.  Ms. Jinling Qin, the former Acting Chief Financial Officer formally retired from the Company the end of 2010.

Conference Call Details

The Company will host a conference call on Thursday, March 31, 2011 at 8:00 a.m. EDT (March 31, 2011 at 8:00 pm China Standard Time) to review the Company's financial results for the fourth quarter and full year ended December 31, 2010 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11 a.m. EDT on March 31, 2011 to April 14, 2011 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and the replay pin number 369626.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning March 31, 2011 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington/Amy Glynn
The Ruth Group
Tel:  +1-646-536-7017/7023
Email: scarrington@theruthgroup.com
aglynn@theruthgroup.com

Media
Jason Rando
The Ruth Group
Tel:  +1-646-536-7025
Email:  jrando@theruthgroup.com

SINOVAC BIOTECH LTD.
Incorporated in Antigua and  Barbuda
Consolidated Balance Sheets
December 31, 2010 and 2009

(Expressed in U.S. Dollars)
	2010	2009
ASSETS

Current assets
Cash and cash equivalents	$101,585,490	$74,953,212
Restricted cash	-	64,400
Short-term investments	1,512,447	7,313,149
Accounts receivable – net	22,370,296	25,540,866
Inventories	14,859,411	9,599,118
Due from related party	3,397,522	-
Prepaid expenses and deposits	887,187	466,346
Deferred tax assets	2,682,069	1,375,174

Total current assets	147,294,422	119,312,265

Property, plant and equipment	64,036,228	22,306,688
Long-term inventories	77,659	2,642,734
Long-term prepaid expenses	517,957	-
Deposits for acquisition of equipment	576,232	-
Deferred tax assets	507,062	520,077
Licenses and permits	1,348,364	695,109
Total assets	$214,357,924	$145,476,873

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$10,435,887	$17,697,821
Accounts payable and accrued liabilities	22,091,190	18,646,618
Income tax payable	958,411	6,413,734
Deferred revenue	9,707,688	5,525,372
Deferred tax liability	1,005,186	1,398,123
Deferred research grants	1,559,589	1,331,476

Total current liabilities	45,757,951	51,013,144

Deferred government grants	2,464,565	2,646,669
Loans payable	10,057,775	-
Long term payable for acquisition of assets	4,842,509	-
Deferred revenue	3,478,629	7,350,618
Total long term liabilities	20,843,478	9,997,287

Total liabilities	66,601,429	61,010,431

Commitments and contingencies

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock (note 15)	54,306	42,585
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 54,305,961 (2009 –42,585,261)
Additional paid-in capital	104,152,182	42,533,876
Accumulated other comprehensive income	6,883,834	4,225,196
Statutory surplus reserves	11,473,110	9,863,251
Retained earnings	3,876,084	13,993,287

Total stockholders' equity	126,439,516	70,658,195

Non-controlling interests	21,316,979	13,808,247

Total equity	147,756,495	84,466,442

Total liabilities and equity	$214,357,924	$145,476,873

SINOVAC BIOTECH LTD.
Incorporated in Antigua and  Barbuda
Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. Dollars)
	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
Sales	9,141,580	36,388,071	33,401,426	84,197,182
Cost of sales-(exclusive of depreciation of land use right and amortization of licenses and permits of $231,335 (2009- 104,786) for three monthsand $546,623 (2009 - $418,867) for twelve months.	11,028,661	11,177,110	16,718,727	20,063,361
Gross profit	(1,887,081)	25,210,961	16,682,699	64,133,821

Selling, general and administrative expenses	9,066,507	6,319,939	20,676,578	18,182,945
Research and development expenses	3,379,031	1,652,609	8,637,981	4,405,618
Depreciation of property, plant and equipment and amortization of licenses and permits	525,409	180,861	1,411,053	692,696
Total operating expenses	12,970,947	8,153,409	30,725,612	23,281,259
Operating income	(14,858,028)	17,057,552	(14,042,913)	40,852,562

Interest and financing expenses	(475,002)	36,894	(1,178,072)	(534,455)
Interest and other income	1,394,584	1,057,221	1,915,100	1,235,799
Loss before income taxes and Minority interest	(13,938,446)	18,151,667	(13,305,885)	41,553,906

Income taxes recovery (expenses)	1,524,655	(4,714,191)	703,882	(11,140,521)
Total Net income for the period	(12,413,791)	13,437,476	(12,602,003)	30,413,385

Net Income attributable to the noncontrolling interest	(3,465,991)	4,537,782	(4,094,659)	10,454,997
Net Income attributable to the parent Co.	(8,947,800)	8,899,694	(8,507,344)	19,958,388
Net income (loss)	(12,413,791)	13,437,476	(12,602,003)	30,413,385

Other comprehensive income
Foreign currency translation adjustment	1,386,272	8,745	3,547,617	99,473
Total comprehensive income (loss)	(11,027,519)	13,446,221	(9,054,386)	30,512,858
Earnings (loss) per share – basic	(0.17)	0.21	(0.16)	0.47
Earnings (loss) per share – diluted	(0.17)	0.21	(0.16)	0.46
Weighted average number of shares of
Basic	54,197,487	42,585,044	53,064,968	42,580,945
Diluted	54,197,487	43,853,618	53,064,968	42,450,606

SINOVAC BIOTECH LTD.
Incorporated in Antigua and  Barbuda
Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
Sales	9,141,580	36,388,071	33,401,426	84,197,182
Cost of sales-(exclusive of depreciation of land use right and amortization of licenses and permits of $231,335 (2009- 104,786) for three monthsand $546,623 (2009 - $418,867) for twelve months.	11,028,661	11,177,110	16,718,727	20,063,361
Gross profit	(1,887,081)	25,210,961	16,682,699	64,133,821

Selling, general and administrative expenses	9,066,507	6,319,939	20,676,578	18,182,945
Research and development expenses	3,379,031	1,652,609	8,637,981	4,405,618
Depreciation of property, plant and equipment and amortization of licenses and permits	525,409	180,861	1,411,053	692,696
Total operating expenses	12,970,947	8,153,409	30,725,612	23,281,259
Operating income	(14,858,028)	17,057,552	(14,042,913)	40,852,562

Interest and financing expenses	(475,002)	36,894	(1,178,072)	(534,455)
Interest and other income	1,394,584	1,057,221	1,915,100	1,235,799
Loss before income taxes and Minority interest	(13,938,446)	18,151,667	(13,305,885)	41,553,906

Income taxes recovery (expenses)	1,524,655	(4,714,191)	703,882	(11,140,521)
Total Net income for the period	(12,413,791)	13,437,476	(12,602,003)	30,413,385

Net Income attributable to the noncontrolling interest	(3,465,991)	4,537,782	(4,094,659)	10,454,997
Net Income attributable to the parent Co.	(8,947,800)	8,899,694	(8,507,344)	19,958,388
Net income (loss)	(12,413,791)	13,437,476	(12,602,003)	30,413,385

Other comprehensive income
Foreign currency translation adjustment	1,386,272	8,745	3,547,617	99,473
Total comprehensive income (loss)	(11,027,519)	13,446,221	(9,054,386)	30,512,858
Earnings (loss) per share – basic	(0.17)	0.21	(0.16)	0.47
Earnings (loss) per share – diluted	(0.17)	0.21	(0.16)	0.46
Weighted average number of shares of
Basic	54,197,487	42,585,044	53,064,968	42,580,945
Diluted	54,197,487	43,853,618	53,064,968	42,450,606

SINOVAC BIOTECH LTD.
Incorporated in Antigua and  Barbuda
Consolidated Statement of Cash Flows
Three months and Twelve months ended December 31, 2010 and 2009

(Expressed in U.S. Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009

Cash flows (used in) operating activities
Net income (loss)	$(12,413,791)	$13,437,476	$(12,602,003)	$30,413,385

Adjustments to reconcile net income to net cash provided by operating activities:
- deferred income taxes	(2,121,362)	(137,605)	(1,708,489)	1,261,823
- stock-based compensation	161,839	114,665	459,901	422,860
- inventory provision	6,561,748	593,451	6,805,541	593,451
- provision for doubtful accounts	1,921,218	(699,393)	1,921,493	17,744
- write-down of equipment and loss on disposal	368,643	176,386	1,237,685	169,678
- research and development expenditures qualified for	(26,210)	10,425	(43,278)	(251,436)
- depreciation of property, plant and equipment and amortization of licenses and permits	1,449,207	845,075	4,232,103	2,239,139
- deferred government grant recognized in income	(217,960)	(1,119,054)	(416,019)	(1,119,054)

Changes in:
- accounts receivable	8,404,456	13,069,054	1,003,642	(5,019,696)
- inventories	3,488,785	3,813,839	(8,597,440)	(5,384,946)
- income tax payable (refundable)	97,280	3,449,433	(5,524,628)	6,758,750
- prepaid expenses and deposits	(174,270)	410,684	(398,492)	468,782
- deferred revenue and advances from customers	800,596	2,930,556	426,040	12,722,284
- accounts payable and accrued liabilities	3,850,443	2,756,301	(569,397)	5,118,740

Net cash (used in) provided by operating activities	12,150,622	39,651,293	(13,773,341)	48,411,504

Cash flows from financing activities
- Loan proceeds	10,405,704	1,613,192	19,989,083	17,687,473
- Loan repayment	(1,755,806)	(5,848,066)	(17,850,030)	(10,232,422)
- proceeds from issuance of common stock,net of share issuance costs	266,560	0	62,255,261	697,320
- Repurchase of common shares	0	0	-	(335,831)
- Proceeds from shares subscribed	0	4,035	-	4,035
- Dividends paid to non-controlling shareholder of Sinovac Beijing	0	0	(3,285,902)	(3,846,501)
- Government grant received	136,194	1,147,531	372,012	1,318,857
- Loan to non-controlling shareholder of Sinovac Beijing	0	0	(3,286,695)	0

Net cash provided by financing activities	9,052,652	(3,083,308)	58,193,729	5,292,931

Cash flows used in investing activities
- Restricted cash	0	(64,400)	64,400	(64,400)
- Proceeds from disposal of equipment	25,577	0	231,606	-
- Proceeds from redemption of short-term investments	0	0	7,314,187	-
- Purchase of short-term investments	6,300,156	(7,308,873)	(1,475,209)	(7,308,873)
- Long -term prepaid expenses	(505,204)	0	(505,204)	-
- Deposits for acquisition of equipment	(332,956)	0	(562,043)	-
- Acquisition of property, plant and equipment	(10,928,350)	(839,621)	(24,817,168)	(4,320,065)

Net cash used in investing activities	(5,440,777)	(8,212,894)	(19,749,431)	(11,693,338)

Exchange gain on cash and cash equivalents	1,318,455	18,332	1,961,321	48,013

Increase in cash and cash equivalents	17,080,952	31,456,731	26,632,278	42,059,110

Cash and cash equivalents, beginning of year	84,504,538	46,579,989	74,953,212	32,894,102

Cash and cash equivalents, end of year	$101,585,490	$78,036,720	$101,585,490	$74,953,212

Supplemental disclosure of cash flow information:
Cash paid for interest	$195,726	$298,855	$1,017,502	$914,546
Cash paid for income taxes	$785,505	$1,348,862	$5,986,249	$3,066,447

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$1,303,361	$1,120,330	$1,303,361	$1,120,330